NORTHANN CORP.

9820 Dino Drive, Suite 110

Elk Grove, CA 95624

October 27, 2022

Via Edgar

Alex King

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Northann Corp. (the “Company”)
Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 26, 2022 CIK No. 0001923780

Dear Mr. King:

This letter is in response to the letter dated October 11, 2022 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Northann Corp. (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (the “Draft Registration Statement Amendment”) is being submitted to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 26, 2022

The Offering, page 15

1)	We reissue comment 12 in its entirety. If all outstanding convertible or exercisable securities will remain outstanding after this offering, please revise to state so.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the disclosure that the outstanding convertible or exercisable securities will remain outstanding after this offering on page 15 of the Draft Registration Statement Amendment.

Enforceability of Civil Liabilities, page 34

2)	We note your response to prior comment 38. Expand to discuss the location of your officers and directors and how that impacts the matters you disclose.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the disclosure that all of our directors (including director nominees) and officers are located in the United States on page 34 of the Draft Registration Statement Amendment.

Capitalization, page 37

3)	We note the changes made in response to comment 20. Your December 31, 2021 audited balance sheet on page F-3 discloses preferred shares of $10,000 and common stock of $40,000, but it appears that the amounts have been reversed on the Capitalization table. Please revise the table accordingly to be consistent with the balance sheet.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the capitalization table on page 37 of the Registration Statement Amendment to be consistent with the balance sheet.

Dilution, page 38

4)	We note your inclusion in the table on page 38, an amount for the line item net tangible book value per share as of December 31, 2021. It appears the amount shown does not represent a per share figure. Please revise and provide us with your computation of net tangible book value and the related per share amount as of the most recent balance sheet date included in the filing, including the number of common shares used in the computation.

RESPONSE: we revised the disclosure on page 38 of the Registration Statement Amendment to show net tangible book value per share.

5)	We note your response to prior comment 22. Expand to address how the numbers and percentages in the table on page 39 would change, assuming exercise or conversion.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on page 39 of the Registration Statement Amendment to discuss how the numbers and percentages in the table would change, assuming exercise or conversion.

Audited Financial Statements

Consolidated Statements of Operations, page F-4

6)	We note no revisions to pages F-4 and F-11 in response to prior comment 30 and, as such, we re-issue our comment. Revise your computation of basic and diluted earnings per share to remove weighted average preferred shares outstanding from the denominator. Refer to ASC 260-10-45-10 and 45-16, where net income available to common stockholders on a per share basis should be based on the weighted average number of common shares outstanding and common stock equivalents. Please revise all sections of the filing, as appropriate, including the computations and disclosures on page F-11. In this regard, based on the information provided on your Consolidated Statements of Stockholders' Deficit, it appears that the disclosures on pages F-4 and F-11 should be based on a calculation using weighted average common shares outstanding of 40,000,000 in each of the reported periods. We note from page F-11 that the preferred stock is not convertible into common stock, and thus would not be included in the number of weighted average shares used to compute basic and diluted earnings per share.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the disclosure on accounting for earnings per share on pages F-4 and F-11 and throughout the rest of the filing whereby the preferred stockholders are not considered as part of the basic or diluted earnings per share. The preferred stockholders have no right to participate in any dividends and the preferred stock is not convertible in common stock. We have revised the EPS calculation to indicate that the basic and diluted earnings per share should be based on a denominator of 40,000,000 shares of common stock outstanding.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

7)	We note your expanded disclosures in response to prior comment 33. To enhance an investor's understanding of the products from which you earn revenues, the timing of such revenues and any estimates made when recognizing revenues, as previously requested please revise the Critical Accounting Estimates - Revenue Recognition section on page 42 to include similar disclosures.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the disclosure on page 42 of the Registration Statement Amendment to be consistent with those found on page F-8 regarding revenue recognition.

Note 17. Unrestricted Net Assets, page F-21

8)	We note your response to prior comment 34. Please explain to us why the Total Stockholders' Equity (Deficit) as well as the Net Income (Loss) amounts presented here differ from those reported for the consolidated entity on pages F-3 and F-4. Explain to us how your presentation and the balances shown here are prepared and calculated consistent with the guidance in Rule 12-04 of Regulation S-X that calls for the condensed financial information of the registrant (i.e., parent-only condensed financial statements). Otherwise, revise your presentation to comply. In your revised presentation, present cash separately on the face of the Condensed Balance Sheet of the registrant.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we have revised the disclosure on Page F-21 whereby the Total Stockholders' Equity (Deficit) as well as the Net Income (Loss) amounts are consistent with those presented on pages F-3 and F-4.

Signatures, page II-6

9)	We note your response to prior comment 35; however, the first paragraph continues to be incorrect. Therefore, we reissue the comment.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we revised the first paragraph in the Signature section on page II-6 of the Draft Registration Statement Amendment.

General

10)	Your revisions in response to prior comment 29 do not appear to include counsel indicated in Exhibit 8.2. Please revise. Also, the disclosure you added needs to identify counsel and state clearly that the disclosure is counsel's opinion. Please revise accordingly.

RESPONSE: We note the Staff’s comments, and in response hereto, respectfully advise the Staff that we added the counsel indicated in Exhibit 8.2 to the Resolutions Relating to Taxation section on page 72 of the Draft Registration Statement Amendment. We also revised the disclosure on page 87 of the Draft Registration Statement Amendment to state clearly that the disclosure is the counsel’s opinion.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Northann Corp.

/s/ Lin Li
Name:	Lin Li
Title:	Chief Executive Officer